3520 North University Ave, Suite 300, Provo, UT 84604 • Phone: 801-224-4444 • Fax: 801-224-4457

December 04, 2008

VIA EDGAR

AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

ATTN:

Kathleen Collins, Branch Chief

Melissa Feider

Mail Stop 4561

Re:

IDI Global, Inc.

Form 10-KSB for the Year Ended December 31, 2007

File No. 000-30245

Dear Ms. Collins and Ms. Feider:

We refer you to the letter of the staff of the Commission (the “Staff”) dated October 20, 2008 (the “Second Comment Letter”), with regard to the above-referenced annual report (the "Annual Report ") of IDI Global, Inc. (the “Company” or “IDI”).  This letter is directed to you on behalf of the Company and contains its responses to the Staff’s comments set forth in the Second Comment Letter. If the proposed responses are acceptable, the Company will file an amendment to the Annual Report.

For your convenience, the Staff's comments from the Second Comment Letter have been restated below and are followed by the Company’s responses.

Form 10-K for the fiscal year ended December 31, 2007

Item 8A.  Controls and Procedures, page 23

1.

We note the proposed revised disclosures provided in your response to our prior comment 1 with regards to the Company’s controls and procedures.  In addition to the disclosures presented, please also revise to include the following:

▪

A statement identifying the framework (e.g. Committee of Sponsoring Organizations of Treadway Commission or COSO model) used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting pursuant to Item 308(T)(a)(2) of Regulation S-K; and

▪

A statement in substantially the following form: “This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.”  We refer you to item 308(T)(a)(4).

Response to Comment No. 1

Management of the Company has revised its disclosures relating to its evaluation as required by the securities laws and as discussed by the Staff.  The Company plans to include the following revised section in its amended Annual Report to disclose management’s conclusion that the Company’s disclosure controls and procedures, as well as the internal controls over financial reporting, were not effective as of the end of the period covered by the Annual Report.  The revised disclosure identifies measures to be taken to remediate the material weaknesses in the Company’s internal controls over financial reporting, as well as highlighting the Company’s involvement in bankruptcy proceedings and the detailed oversight provided to the Company by the Federal Bankruptcy Court and the parties involved in that litigation.

Please Note: the Company provided its proposed disclosures in response to the Staff’s letter dated July 31, 2008.  The Company’s revised proposed disclosure, in response to the Second Comment Letter, is set forth below, with the revised language redlined.  Once the Company has cleared comments, the Company will file the Amended Annual Report with the disclosure below (in clean version) included as Item 8A.

ITEM 8A.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and a consultant providing services to the Company commonly performed by a Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 (Exchange Act) Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by this annual report, have concluded that our disclosure controls and procedures are not effective based on their evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15.

Factors which led our management to conclude that our disclosure controls and procedures were not effective include, but are not limited to:

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late filing of our Annual Report for the year ended December 31, 2007;

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failure to include the required management’s report on our internal control over financial reporting; and

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the identification by our auditors of material weaknesses relating to reconciliation transactions and recording of accounts payable and accrued expenses, without corresponding disclosure relating to remediative measures to be taken.

As discussed elsewhere in this Annual Report, on April 17, 2006, IDI Global, Inc., as well as two of its wholly owned subsidiaries, IDI Small Business, Inc., and Chief Financial, Inc., along with the wholly owned subsidiary of Chief Financial, Professional Consulting Services, filed for Chapter 11 bankruptcy protection under Title 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Utah (the “Bankruptcy Court”). Although the Company has endeavored to maximize its value for the benefit of creditors and shareholders, as of the date of this report, it was unknown whether the Company would be able to continue as a going concern.  However, there can be no guarantee that the Company's negotiations will be successful or will enable the Company to continue as a going concern.

In light of the Company’s involvement in the bankruptcy proceedings, the Company is limited in its ability to take steps to remediate the weaknesses in its disclosures.  In the event the Company is able to continue as a going concern, management will determine what steps should be taken to address the non-effectiveness of the Company’s disclosure controls and procedures, and will use their best efforts to implement such steps.

Changes in Internal Control Over Financial Reporting. Other than as discussed below, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Under applicable SEC regulations, our management is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-(f) under the Securities Exchange Act of 1934). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s Chief Executive officer, together with a consultant performing services for the Company commonly performed by a Chief Financial Officer, has completed its evaluation of the Company’s Internal Controls and has completed Management’s Assessment of these controls.  (Please note: During the preparation of this Amended Annual Report, the consultant performing services for the Company commonly performed by a Chief Financial Officer resigned his position as consultant.  However, such resignation came after the conclusion of the evaluation of the Company’s Internal Controls and during the preparation of Management’s Assessment.)  In performing the evaluation of the Company’s Internal Controls, management used a framework that was based on the framework established Committee of Sponsoring Organizations of Treadway Commission (the COSO model).

After completing management’s evaluation of Internal Controls over Financial Reporting, the following assessment was made:

IDI used a full time internal controller to review and account for all financial reporting required by the Company. Following the Controller’s activities all financial reporting was presented to an outside consultant who verified all of the financial accounting, reporting and entries made by the Company.  The outside Consultant then reviewed the financial reporting for each quarter with an outside CPA firm that is knowledgeable in the SEC requirements for quarterly and annual reviews and audits.  The Consultant reviewed each reporting entry and sought the guidance and expertise of the independent CPA firm where necessary until the reporting was accurate and compliant with SEC guidelines and regulations.

Additionally, the consultant would prepare monthly reports required by the US Bankruptcy Trustee which provided detailed information relating to the Company’s transactions for each month.  This report was prepared by the controller and the consultant, and was presented to two law firms for additional review and comments.  The monthly internal reports and review of financial information gave an added level of internal control for accurate financial reporting, and allowed the US Bankruptcy Trustee, together with two independent law firms, access to each financial entry being made by the Company.  Because the level of financial activity was minimal, few questions or issues were raised, and the reporting was deemed accurate, timely and properly controlled by all who were involved in the process.

On a quarterly and annual basis, all of the monthly reporting and controls were reviewed for the appropriate three month and twelve month periods and consolidated into the required quarterly and annual filings.  All of the monthly controls at the controller and consultant Level were reviewed for accuracy and compliance.  The consultant continued to work with the independent CPA firm to ensure the work of the controller and consultant were compliant with proper accounting and disclosure requirements according to the SEC guidelines for publicly traded companies.

Once all internal questions had been reviewed and verified, the Company’s CPA firm would receive all of the financial reporting from the IDI consultant, and open communication and dialogue would occur to answer any and all questions raised by the CPA firm.  Detailed communication would go back and forth between the consultant and the CPA firm until all financial entries were deemed accurate by all parties.  At that time, the financial results would be presented to an independent Accounting Firm that would assist in the preparation of the actual financial statements and notes which would then be reviewed and approved the both the Company consultant and the CPA firm.  Any questions or issues that were raised would be reviewed by all parties until the CPA firm was satisfied that a complete and accurate accounting had been made for the appropriate financial period.

In light of the Company’s circumstances, including being involved in bankruptcy proceedings and being subject to oversight by the bankruptcy court, and having extremely limited operations, Management believes that the evaluation process used was acceptable and in compliance with the requirements imposed by, and that the framework was satisfactory under, the rules relating to management’s assessment of the Company’s internal controls over financial reporting as set forth in Rule 13a-15(f) or Rule 15d-(f) under the Securities Exchange Act of 1934.

Based on the evaluation described above, the Company’s management has concluded that the Company’s internal controls over financial reporting were not effective as of the end of the period covered by the Annual Report.

Management determined that the Company was deficient in the formal written controls and procedures needed to ensure the appropriate and required disclosures for financial reporting.  Additionally, our auditors have informed us of two material weaknesses which relate to the preparation of our financial statements. The first material weakness relates to the reconciliation of transactions associated with the sale of Internet Development, and the second material weakness relates to the proper recording of accounts payable and accrued expenses.  Because the Company has no operating divisions and is involved in bankruptcy proceedings, management believes that the deficiencies leading to the first material weakness identified are unlikely to be repeated.

Accordingly, management intends to address the second material weakness identified by our auditors by making and implementing certain procedural changes.  First, the Company’s new procedure will require internal financial communication about the proper recording of accounts payable and accrued expenses, as well as external verification with the Company’s Auditors to obtain the Auditors’ guidance and determination on how best to account for these financial entries.

The Company notes that in light of the involvement of the Bankruptcy Court in all aspects of the Company’s business operations, the Company’s financial reporting is carefully reviewed by multiple financial parties including the US Bankruptcy Trustee who receives detailed accounting and reporting on a monthly basis.

Additionally, because there are no more operating channels within the Company, the number of financial transactions in which the Company is involved is low, and management believes a detailed review of all such reporting to be very straightforward and manageable.

Management believes that the implementation of the procedural changes outlined above, together with the reduced number of financial transactions in which the Company is involved (due to lack of operations), will allow the Company to remediate the weaknesses identified above and to have effective internal controls over financial reporting on an ongoing basis.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Limitations on Effectiveness of Controls.  A system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the system will meet its objectives. The design of a control system is based, in part, upon the benefits of the control system relative to its costs. Control systems can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. In addition, over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. In addition, the design of any control system is based in part upon assumptions about the likelihood of future events.

2.

We note your response to our prior comment 4 and your proposed revised disclosures to the Company’s Exhibit 31 certifications.  Please revise the certifications included in your March 31, 2007 [sic] and June 30, 2008, Forms 10-Q to also include reference to internal controls over financial reporting in the introductory language in paragraph 4.

Response to Comment No. 2

The Company has revised the introductory language to paragraph 4 of the Exhibit 31 certifications in the March 31 and June 30, 2008 Quarterly Reports (the “Amended Quarterly Reports”) as requested by the Staff.  The Company intends to file the Amended Annual Report and the Amended Quarterly Reports upon acceptance by the Staff of the proposed language set forth in response to Comment No. 1 above.

Conclusion

In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions or additional comments. Thank you for your assistance in this matter.

Sincerely,

/s/ Kevin R. Griffith

Kevin R. Griffith

CEO, IDI Global, Inc.

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